LARGO INC.
(the "Corporation")

NOTICE OF CHANGE OF AUDITOR

TO:	Ontario Securities Commission
Alberta Securities Commission
Autorité des 1arches financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Division, Prince Edward Island
Financial and Consumer Services Commission, New Brunswick
Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Nunavut
Office of the Yukon Superintendent of Securities

AND TO:	KPMG LLP

AND TO:	KPMG Auditores Independentes Ltda.

DATE:	June 25, 2026

Notice is hereby given, pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") of a change of auditor of the Corporation from KPMG LLP (the "Former Auditor") to KPMG Auditores Independentes Ltda. (the "Successor Auditor"). In accordance with NI 51-102, the Corporation reports that:

1. On June 15, 2026, after discussions between the Former Auditor and the Corporation regarding the benefits of the Corporation's auditor being located in Brazil, the Former Auditor notified the Corporation, as was mutually agreed upon between the Former Auditor and the Corporation, that it was resigning as auditor of the Corporation effective June 15, 2026;

2. Pursuant to section 149(3) of the Business Corporations Act (Ontario), the board of directors (the "Board") of the Corporation is entitled to fill any vacancy in the office of auditor, and the appointment (as that term is defined in NI 51-102) of the Successor Auditor was considered and approved by the audit committee of the Corporation and the Board, effective as of June 26, 2026, until the next annual general meeting of shareholders;

3. The Former Auditor's reports in connection with the audits of the consolidated financial statements for the two most recently completed financial years of the Corporation, being the financial years ended December 31, 2025, and December 31, 2024, and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the Effective Date, have not expressed any modified opinion; and

4. There were no "reportable events" as such term is defined in NI 51-102.

LARGO INC.

Per: (signed) "Daniel Tellechea"
 Daniel Tellechea
 Co-Chief Executive Officer